FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 22, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF REPORTS TOTAL NET SALES OF R$ 25.7 BILLION FOR 2011

Company beats forecasts and records profits up by 97%

BRF ended 2011 reporting strong earnings. The company exceeded forecasted growth in net operating revenue and investments despite the turbulent economic environment which permeated the international market throughout the period.

Net sales amounted to R$ 25.7 billion, 13.3% higher than 2010, largely sustained by good performance in the meat segment of the domestic market,  food services and export market. Net income reached R$ 1.6 billion, equivalent to an increase of 97% compared with last year.

EBITDA – cash generation – increased 23% posting a record R$ 3.2 billion with a margin of 12.6%. Income before financial results (EBIT) was R$ 2 billion, a growth of 34.8%.

Production costs came under extreme pressure during the year due to the increase in raw material prices – in Brazil, corn prices rose 37.5% and soybeans, 14.7%, while on the international market increases were 59% and 25.9%, respectively.

However, the company’s strategies which focused on the increase in productivity, sales efficiency, price and cost management policy as well as investments in innovation were instrumental in minimizing the effect of rising commodity prices.

DOMESTIC MARKET

The domestic market registered growth in net sales of 14%, accumulating an annual total of R$ 11.6 billion in spite of a less vigorous evolution in demand relative to 2010 together with escalating commodity prices.

Sales in the meats segment posted growth of 18%, equivalent to revenue of R$ 9 billion. During the period, BRF commercialized 1.8 million tons in this segment.

Representing a good part of the projects involving innovation implemented by the company during the year, the frozen foods line totaled net sales of R$ 2 billion. Among new product launches, Sadia’s Escondidinho line of products and Perdigão’s Meu Menu brand turned in particularly impressive performances.

EXPORTS

Exports amounted to R$ 10 billion, an increase of 12.3% in relation to the preceding fiscal year. The company’s performance was not inhibited by the adversities of the period in the international markets - such as currency rate instability, the Eurozone crisis, the Arab spring, the Russian ban on Brazilian meat imports and increased commodity costs. Performance was good, especially when considered in the light of the 1.9 percentage point improvement in operating margins for this market.

The markets in Europe, Japan, China and Singapore all contributed to the good export performance. Export revenue from sales to the Far East was up by 20% despite the reduction in prices in the last quarter in the Japanese market.

The Middle East remained the company’s largest export market, accounting for 30% of net sales. European sales reported an increase of 8% while the European Plusfood division recorded better-than-forecast results, a reflection of strategic changes in the client and product portfolios together with the modernization of the industrial plant in the Netherlands.

FOOD SERVICES AND DAIRY PRODUCTS

The food services area reported excellent 2011 results. Net revenue amounted to R$ 1.4 billion, an increase of 19.7% in relation to 2010. The result is due to the growing demand for away-from-home meals, the increase in Brazilian household purchasing power – particularly class C – and growth in the food networks.

Following the upgrade of the product mix in the dairy products area, net sales rose 9.8%, reaching R$ 2.5 billion. Among the principal launch products in the area were Sadia-branded danbo and mozzarella cheeses.

INVESTMENTS

BRF’s invested R$ 1.9 billion – 84.1% more than 2010 – in projects for modernization and expansion of production units, portfolio revamping, updating of technology systems and innovation.

The amount includes funds allocated for the acquisition of overseas assets (acquisition of a shareholding stake in Avex and the control of the Dánica group in Argentina), a significant step forward in the company’s internationalization project.

4th QUARTER

NET SALES REACH R$ 7 BILLION

BRF posted fourth quarter 2011 net sales of R$ 7 billion a growth of 10.9% in relation to the same period in the preceding year. The domestic market accounted for net sales of R$ 3.3 billion, an increase of 7.6%. The highlight here was in elaborated/processed products which registered a growth of 12.5% in revenues and representing 59% of the operating margin for the period, largely due to the performance of the festive product line.

Exports amounted to R$ 2.7 billion in the 4th quarter, an improvement of 16.9% compared with the same period in 2010. Margins were squeezed due to the reduction in prices and demand in the Japanese and Middle Eastern markets, the two areas where inventories were highest. In addition, the strike in Itajaí at the beginning of the quarter obliged the company to divert export shipments to other Brazilian ports.

In the 4th quarter, revenue in the food services area rose 10% with an operating margin of 16.8%. Processed products were responsible for 62% of the operating result in this segment. The diary products segment reported an increase of 4.7%.

Net adjusted income was R$ 336 million, down 6.7% due to narrower margins on export business during the quarter.

BRF – CORPORATIVE COMMUNICATIONS

                                                                                    Telephone: (11) 2322-5056/5055/5053

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 22, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director